Exhibit 99.1

Suntech Power Holdings Announces Personnel Changes As Acting CFO Departs

GEORGE TOWN, Cayman Islands — August 5, 2014 — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”), through its Joint Provisional Liquidators (“JPLs”) announced today that Mr. Deyong He, acting Chief Financial Officer (“CFO”) of the Company, on June 25, 2014, submitted a letter of resignation, effective July 1, 2014. Mr. He will maintain his position as a member of the Board of Directors of the Company. With the departure of Mr. He, the Company’s global accounting functions will leverage off existing resources, as directed by the JPLs.  The JPLs are proposing to restructure the Company’s global accounting functions, and manage the functions of the CFO until a candidate is selected to fill the vacancy.

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ), through its international subsidiaries, has delivered more than twenty five million (25,000,000) photovoltaic panels to over a thousand (1,000) customers in more than eighty (80) countries. Suntech’s pioneering research and development creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, and include the ability to progress the restructuring of the Company and its subsidiaries. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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